Exhibit 99.1

Preferred Physicians Medical Risk Retention Group Goes Live with Sapiens’ P&C Offerings on the Cloud

The MPL organization is improving policy and claims efficiencies, offering enhanced service to customers and minimizing maintenance costs

Holon, Israel – April 1, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Preferred Physicians Medical Risk Retention Group (PPM), a company providing anesthesia-focused medical professional liability (MPL) to its customers, went live with two offerings: Sapiens CoreSuite for Property & Casualty and Sapiens IntelligencePro were both deployed over the cloud.

Sapiens CoreSuite for Property & Casualty is comprised of three fully integrated, core components that are modular for policy, billing and claims. Sapiens IntelligencePro is a comprehensive business intelligence solution with over 100 pre-configured reports, dashboards, scorecards, ad hoc reporting and hundreds of analytics.

PPM selected Sapiens CoreSuite as part of their technology and business transformation strategy that will enable them to support their growth strategy and next-generation customers. Sapiens CoreSuite was chosen for its ability to support PPM’s policy, quote and claims needs, as well as workflow and increased process automation and efficiency, reporting and business intelligence requirements. The suite’s extensive functionality and its flexibility to support self-sufficiently configuration for PPM’s complex coverage requirements were also key factors during the selection process.

“We are thrilled to have reached go-live with Sapiens,” said Deanna Olson, CFO of PPM. “Our business needs are complex and the flexibility of Sapiens CoreSuite for P&C with its integration to their InteligencePro, along with the partnership our teams built, is what made this implementation a success. Our goal from this transformation program was to retire our legacy system. Not only was that accomplished, but we ushered in a new era of modern and digital IT systems that will help maintain and improve our competitive position.”

The Sapiens CoreSuite for Property & Casualty is enabling PPM to:

●	Configure new processes and improve policy and claims efficiencies
●	Drive innovative ideas and excellent service to customers
●	Minimize short- and long-term maintenance costs over the life of the system

“We congratulate PPM on their successful implementation,” said Roni Al-Dor, Sapiens president and CEO. “We could have not achieved this milestone within such a tight schedule without the close collaboration and partnership that was established between our teams. We see this as the beginning of a long partnership and we look forward to helping ensure PPM’s continued success.”

About Preferred Physicians Medical

Established in 1987, Preferred Physicians Medical (PPM) pioneered the concept of a specialty-specific insurance company. PPM is owned entirely by its policyholder/members. In 2017, PPM entered a new strategic partnership with NORCAL Mutual (NORCAL). NORCAL serves as PPM’s exclusive reinsurance provider. In addition, PPM’s former holding company, PPM Services, Inc., was acquired by NORCAL and through this process will provide PPM with additional administrative, management and insurance resources. PPM is national in scope, insuring anesthesia practices in over 40 states with premiums approaching $40 million. For more information: www.ppmrrg.com.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Aaron Kliner

Vice President, Headline Media

IL: +972 548 143 742

U.S.: +1 516 595 1843

UK: +44 207 048 4244

aaron@headline.media